EXHIBIT 1
                                                                       ---------



                                [GRAPHIC OMITTED]
                         [LOGO - HARVEST ENERGY TRUST]

                       HARVEST ENERGY TRUST - NEWS RELEASE
                           (HTE.UN - TSX; HTE - NYSE)


               HARVEST ENERGY TRUST ANNOUNCES SECOND QUARTER 2005
            FINANCIAL AND OPERATING RESULTS AND DISTRIBUTION INCREASE

CALGARY, AUGUST 11, 2005 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") today announces its operating and financial results for the three and six month periods ended June 30, 2005 and an update on its corporate activities. The Board of Directors of Harvest Operations Corp. ("Harvest Operations") has authorized an increase in monthly cash distributions to $0.35 per Trust Unit commencing with the August distribution payable on September 15th, 2005 to Unitholders of record on August 25th, 2005. This distribution amount represents Distributable Cash earned in the month of August 2005. Harvest Trust Units are expected to commence trading on an ex-distribution basis on August 23rd, 2005.

The Board of Harvest Operations approved the increase after considering the current low ratio of distributions to funds flow from operations (payout ratio), the accretive effect of the recently completed Hay River acquisition, the potential for Trust taxability that could arise from sustaining a low payout ratio, and the significant extent to which Harvest has mitigated the possible impact of downward movements in commodity prices with its hedging program. Harvest believes that following this distribution increase, its payout ratio will be approximately 50 to 55% given current commodity prices.

SECOND QUARTER HIGHLIGHTS:

    o Achieved average production volumes of 34,463 barrels of oil equivalent per day (BOE/d), which were 125% higher than the same period of the previous year and within our original target range for 2005. However, as a result of the Hay River acquisition discussed below, Harvest anticipates full year 2005 production to average between 36,000 and 37,000 BOE/d;

    o    Achieved a current production level of approximately 39,000 to 40,000
         BOE/d;

    o Generated funds flow from operations (previously referred to as cash flow from operations) of $57.2 million or $1.32 per Trust Unit (basic), representing a 45% increase over the $0.91 per Trust Unit (basic) recorded in the same quarter of the previous year;

    o Declared a 25% increase to the monthly distribution level from $0.20 to $0.25 per Trust Unit with the July distribution, payable in August. During the second quarter, declared cash distributions per Trust Unit of $0.60, resulting in a second quarter payout ratio of 46%;

    o Invested $27.2 million in our capital development program during the quarter, with approximately 69% allocated to drilling. During the quarter, Harvest drilled 26 net wells and achieved a 96% success rate;

    o Expanded our 2005 capital budget to $110 million following the Hay River acquisition, with 89 net wells planned for the year, and numerous optimization and efficiency projects being pursued;

    o Realized $23.3 million of hedging losses; $9.5 million of this amount relates to oil price swaps and collars which expired at the end of June 2005. As a result, if third quarter 2005 oil prices remain at levels consistent with the second quarter, Harvest's realized hedging loss will be reduced by approximately $9.5 million in the third quarter. All hedge contracts which Harvest has entered into in the last 12 months retain participation in upward WTI price movements;

    o Further protected our cash flows from volatility by entering into two hedges which significantly remove price uncertainty on 10,000 barrels of oil per day (bopd) of Harvest's medium and heavy gravity crude oil. From July 2005 through December 2006, these hedges effectively fix the percentage discount from light oil prices received by Harvest on its medium and heavy crude oil at approximately 29% of WTI.

PRESS RELEASE                                                    AUGUST 11, 2005
HARVEST ENERGY TRUST         PAGE 2 OF 5


SUBSEQUENT EVENTS:

Harvest's Trust Units were listed for trading on the New York Stock Exchange ("NYSE") on July 21, 2005 under the symbol "HTE". From that date to August 11th, the total average daily trading volume of our Trust Units has increased approximately 95%.

On August 2, 2005, Harvest completed the acquisition of the Hay River B.C. property for $238 million after adjustments. The property adds 5,200 BOE/d of medium gravity oil production, 19.8 million BOE of proved plus probable (P+P) reserves and extends Harvest's P+P reserve life to 8.4. On the same day, Harvest also closed a bought deal financing, issuing 6.5 million subscription receipts (subsequently converted into Trust Units) at $26.90 each for gross proceeds of $175 million, and $75 million of 6.5% convertible debentures with a conversion price of $31.00. The proceeds from the offering were primarily used to repay bank debt incurred to close the Hay River acquisition.

The Hay River property has an estimated 180 million barrels of original oil in place ("OOIP"), with forecast total recovery of 16.6% as estimated by an independent engineering appraisal. Harvest believes there is a possibility of increasing this forecast recovery through development drilling and production optimization. The property is estimated to marginally increase average royalty rates and decrease unit operating costs, as well as improve Harvest's average oil price received due to the relatively low differential on this medium gravity production. The impact of this acquisition will be reflected in Harvest's financial results from August 2, 2005.

PRESS RELEASE                                                    AUGUST 11, 2005
HARVEST ENERGY TRUST         PAGE 3 OF 5


SECOND QUARTER FINANCIAL AND OPERATIONAL SUMMARY

The table below provides a summary of Harvest's financial and operating results for the three and six month periods ended June 30, 2005 and 2004. Our complete consolidated financial statements with accompanying notes and our Management's Discussion and Analysis (MD&A) are available on the "Financial Information - Quarterly Reports" section of Harvest's website (www.harvestenergy.ca) and filed on SEDAR (www.sedar.com).

($000'S, EXCEPT WHERE NOTED)                               Three months ended June 30              Six months ended June 30
------------------------------------------------------------------------------------------- -----------------------------------
                                                                         2004                                 2004
FINANCIAL                                                 2005    (restated(5))     Change         2005 (restated(5))   Change
------------------------------------------------------------------------------------------- -----------------------------------
Revenue, net of royalties                              120,263         44,461         170%      230,194      83,759       175%
Net income (loss)                                       19,516            151       12825%      (23,554)     (2,099)     1022%
      Per Trust Unit, basic                             $ 0.45         $ 0.01        4400%      $ (0.55)    $ (0.12)     (358%)
      Per Trust Unit, diluted                           $ 0.44         $ 0.01        4300%      $ (0.56)    $ (0.12)     (367%)
Funds flow from operations(4)                           57,217         15,839         261%      109,904      29,573       272%
      Per Trust Unit, basic(4)                          $ 1.32         $ 0.91          45%       $ 2.57       (1.71)       50%
      Per Trust Unit, diluted(4)                        $ 1.29         $ 0.78          65%       $ 2.45       (1.45)       69%
Distributions per Trust Unit, declared(6)               $ 0.60         $ 0.60           0%       $ 1.20      $ 1.20         0%
Distributions declared                                  26,140         10,981         138%       62,266      21,306       192%
Payout ratio(2,4)                                          46%            69%         (23%)         47%         72%       (25%)
Capital asset additions (excluding acquisitions)        27,189          8,323         227%       50,412      18,513       172%
Acquisitions                                            26,183        191,565         (86%)      30,842     193,419       (84%)
Net debt(3,4)                                          436,643        227,900          92%      436,643     227,900        92%
Weighted average Trust Units outstanding, basic         43,327         17,382         149%       42,734      17,281       147%
Weighted average Trust Units outstanding, diluted       44,253         17,809         148%       43,060      17,281       149%
Trust Units outstanding, end of period                  43,772         20,229         116%       43,772      20,229       116%
Trust Units fully diluted(7), end of period             46,309         26,126          77%       46,309      26,126        77%

OPERATING
-------------------------------------------------------------------------------------------------------------------------------
Daily sales volumes
      Light oil (bbl/d)                                  9,826          5,216          88%        9,884       5,134        93%
      Medium oil (bbl/d)                                 5,510          4,082          35%        5,590       4,116        36%
      Heavy oil (bbl/d)                                 13,519          5,477         147%       13,993       5,451       157%
      Natural gas liquids (bbl/d)                          798            141         466%          789          95       731%
      Natural gas (mcf/d)                               28,857          2,249        1183%       27,990       1,582      1669%
-------------------------------------------------------------------------------------------------------------------------------
Total (BOE/d)(1)                                        34,463         15,291         125%       34,921      15,060       132%

OPERATING NETBACK(4) ($/BOE)
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                                 45.67          38.30          19%        43.20       36.77        17%
Realized loss on derivative contracts                    (7.49)         (8.80)        (15%)       (6.71)      (7.77)      (14%)
Royalties                                                (7.32)         (6.35)         15%        (6.78)      (6.21)        9%
      As a percent of revenue (%)                        16.0%          16.6%        (0.6%)       15.7%       16.9%      (1.2%)
Operating expense(8)                                     (9.08)         (9.77)         (7%)       (8.81)      (9.95)      (11%)
-------------------------------------------------------------------------------------------------------------------------------
Operating netback(4)                                     21.78          13.38          63%        20.90       12.84        63%
-------------------------------------------------------------------------------------------------------------------------------

NOTE 1   NATURAL GAS CONVERTED TO BARREL OF OIL EQUIVALENT (BOE) ON A 6:1 BASIS.

NOTE 2 RATIO OF DISTRIBUTIONS, EXCLUDING SPECIAL DISTRIBUTION, TO FUNDS FLOW FROM OPERATIONS.

NOTE 3 NET DEBT IS BANK DEBT, SENIOR NOTES, EQUITY BRIDGE NOTES, CONVERTIBLE DEBENTURES AND ANY WORKING CAPITAL DEFICIT EXCLUDING THE CURRENT PORTION OF DERIVATIVE CONTRACTS, FUTURE INCOME TAX AND THE ACCOUNTING LIABILITY RELATED TO OUR TRUST UNIT INCENTIVE PLAN.

NOTE 4 THESE ARE NON-GAAP MEASURES; PLEASE REFER TO "CERTAIN FINANCIAL REPORTING MEASURES" INCLUDED IN OUR MD&A.

NOTE 5 PRIOR YEAR RESTATED TO REFLECT ADOPTION OF NEW ACCOUNTING STANDARDS WITH RESPECT TO EXCHANGEABLE SHARES AND FINANCIAL INSTRUMENTS. SEE NOTE 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTE 6   AS IF THE TRUST UNIT WAS HELD THROUGHOUT THE PERIOD.

NOTE 7 FULLY DILUTED UNITS DIFFER FROM DILUTED UNITS FOR ACCOUNTING PURPOSES AND IS MEANT TO REFLECT THE NUMBER OF UNITS WHICH WOULD BE OUTSTANDING IF ALL POTENTIALLY DILUTIVE ELEMENTS WERE EXERCISED. FULLY DILUTED INCLUDES TRUST UNITS OUTSTANDING AS AT JUNE 30 PLUS THE IMPACT OF THE CONVERSION OR EXERCISE OF EXCHANGEABLE SHARES, TRUST UNIT RIGHTS AND CONVERTIBLE DEBENTURES IF CONVERTED AT JUNE 30.

NOTE 8 INCLUDES REALIZED GAIN ON ELECTRICITY DERIVATIVE CONTRACTS OF $0.05 ($0.51 - 2004) AND $0.05 ($0.33 - 2004) FOR THE THREE AND SIX MONTH
         PERIODS ENDED JUNE 30, 2005 AND 2004, RESPECTIVELY.


SECOND QUARTER MESSAGE TO UNITHOLDERS

Throughout the second quarter of 2005, we continued to focus on the ongoing development and exploitation of our properties, including drilling and optimization efforts in our four core areas. Toward the end of the quarter, we announced the $260 million Hay River property acquisition, a 25% increase to monthly distributions, an NYSE listing, and an update to Harvest's hedging portfolio.

PRESS RELEASE                                                    AUGUST 11, 2005
HARVEST ENERGY TRUST         PAGE 4 OF 5


The acquisition of the Hay River, B.C. property fits well with Harvest's strategy. The Hay River property produces approximately 5,200 BOE/d of medium gravity crude oil and has P+P reserves of 19.8 million BOE based on an independent engineering appraisal. The property has an estimated OOIP of approximately 180 million barrels (bbls), of which only 5.6% have been recovered to date. Hay River provides Harvest with an additional focus property in our Northern core area. With focused operations, infill drilling and production optimization opportunities, Harvest forecasts stable operating performance for this property and value creation through property enhancement. These are the hallmarks of Harvest's strategy which has proven successful to date. This acquisition increased Harvest's RLI to approximately 8.4, and our current production to approximately 39,000 to 40,000 BOE/d. The transaction closed on August 2, 2005 and will be reflected in our financial results from that date forward.

During the second quarter, our production was impacted by unusually heavy rainfall and flooding in Alberta and Saskatchewan, primarily at Suffield and Hayter, resulting in slightly lower realized heavy oil production relative to capacity. Our second quarter production was further impacted by extended turnarounds at Killarney and East Hayter, which resulted in a period of shut-in production in those areas. As a result, our second quarter per unit operating costs were negatively impacted by incremental workover costs due to the turnaround and flooding related downtime, and the fact that a large component of operating costs are fixed and are spread over lower production volumes in this quarter. The effect of operating cost reduction projects undertaken through 2004 and year-to-date in 2005 have been somewhat offset by cost inflation in the Western Canadian oil and natural gas sector where utilization rates in the service industry are at all time highs. For the full year 2005, we estimate production to average between 36,000 and 37,000 BOE/d. We anticipate royalties as a percentage of revenue before hedging to be between 18% and 19%. Through a continued focus on operating efficiency measures in our capital program, our ongoing commitment to operating cost reduction, and the impact of the lower cost Hay River property, full year 2005 operating expenses per BOE are expected to average between $8.25 and $8.75. The capital spending budget focused on drilling and property enhancement, has been increased to $110 million for 2005.

Following the announcement of the Hay River acquisition, Harvest concluded a bought deal financing, issuing 6.5 million subscription receipts at $26.90 for $175 million, subsequently converted into Trust Units, and $75 million of 6.5% convertible debentures with a conversion price of $31.00. This offering closed on August 2, 2005. The proceeds from the offering were primarily used to repay bank debt incurred to close the Hay River acquisition. We will continue to evaluate acquisition opportunities based on their potential to create value for our Unitholders, and will only pursue transactions that contribute to achieving this goal. We are well positioned both financially and operationally to take advantage of opportunities as they arise. We anticipate having approximately $300 million of borrowing capacity under our new $400 million credit facility, which will allow us to react quickly to large acquisition opportunities.

In addition to the growth in our production volumes resulting from the Hay acquisition, we have also experienced growth in our market capitalization and enterprise value, which is an added benefit to our unitholders. Our improved liquidity is further enhanced by our NYSE listing, which took place subsequent to the end of the quarter. On July 21, 2005, Harvest Trust Units began trading under the symbol "HTE" on the NYSE, and since that time, we have enjoyed a 95% increase in our total average daily trading volumes as well as exposure to a much broader investor audience.

In the second quarter, we announced an increase in our distributions to $0.25 per Trust Unit per month, effective with the July distribution, payable on August 15, 2005. Today, we have announced a further increase to $0.35 per Trust Unit per month for the August distribution, payable on September 15, 2005. Despite this higher distribution level, our payout ratio for 2005 is expected to remain below the peer group average, enabling Harvest to fully fund our capital development program as well as pay down debt with retained cash flows. If commodity prices in the third quarter are consistent with those of the second quarter, realized hedging losses will decline by $9.5 million due to the expiry of certain oil price swaps and collars as at the end of June 2005.

An important component of Harvest's strategy to achieve sustainable funds flow per unit is our internal property development program. Our goal in this part of the business is to replace naturally declining production and reserves by investing prudently, in low-risk property enhancement activities. Typically, these activities involve development drilling, production and fluid handling optimization, operating cost efficiency programs and other property enhancements. These activities are all focused on creating incremental value from our assets to effectively overcome depletion and provide for longer term sustainable cash flows. In this regard, the second quarter was an active period of development, with capital expenditures totaling $27.2 million. Drilling represented 69% of the total development capital, and Harvest drilled 26 net wells (11 in East Central Alberta, 2 in North Central Alberta, 10 in Southern Alberta and 3 in Southeast Saskatchewan) with an overall success rate of 96%.

Further to our objective of creating a sustainable stream of funds flow per unit, Harvest employs a comprehensive risk management program to remove downside uncertainty from cash flows. Consistent with this risk management approach, Harvest capitalized on an opportunity to enter into two hedges during the second quarter that significantly remove price uncertainty from Harvest's sales of 10,000 barrels of oil per day (bopd) of medium and heavy crude oil. Heavy and medium crude oil sell at a discount to West Texas Intermediate ("WTI"), the light oil price benchmark. The

PRESS RELEASE                                                    AUGUST 11, 2005
HARVEST ENERGY TRUST         PAGE 5 OF 5


differential between WTI and heavy oil prices fluctuate as a percentage of WTI, and had widened considerably through the fourth quarter of 2004 and first quarter of 2005. Historically, the differential between Lloydminster heavy ("LLB") and Bow River ("BR") crude streams to WTI have averaged approximately 31% and 27%, respectively. Over the past five months, these differentials have ranged to as high as 46% and averaged approximately 41%. From July 2005 through June 2006, we have fixed the price differential on 10,000 bopd at approximately 29%, and from July 2006 to December 2006 we have fixed the price differential on 5,000 bopd at 30%. A complete summary of Harvest's hedging program can be accessed on our website at www.harvestenergy.ca under the "Financial Information" section.

SECOND QUARTER 2005 CONFERENCE CALL

Harvest will be conducting a conference call for interested analysts, brokers and investors regarding our second quarter 2005 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on August 12th, 2005.

Callers may dial 1-877-667-7774 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-866-518-1010 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest trust units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN" and on the New York Stock Exchange (NYSE) under the symbol "HTE". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and a recent corporate presentation.

INVESTOR & MEDIA CONTACTS:
-------------------------------------------------------------------------------
     JACOB ROORDA
      President            CORPORATE HEAD OFFICE:
                           Harvest Energy Trust
-------------------------- 2100, 330 - 5th Avenue S.W.
      DAVID RAIN           Calgary, AB   Canada   T2P 0L4
 Vice President & CFO
                           PHONE: (403) 265-1178
-------------------------- TOLL FREE: (866) 666-1178
      CINDY GRAY           Fax: (403) 265-3490
  Investor Relations &     EMAIL:   information@harvestenergy.ca
 Communications Advisor    WEBSITE:  www.harvestenergy.ca
  gray@harvestenergy.ca
-------------------------------------------------------------------------------


ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.